ICAPITAL SECURITIES, LLC
(SEC I.D. No. 8-69443)
FINANCIAL STATEMENTS

As of December 31, 2019

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

<u>CONTENTS</u>



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of iCapital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

New York, NY
March 2, 2020

We have served as the Company's auditor since 2018.







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 EAST 42ND STREET, FLOOR 26
(No. and Street)

New York	NY	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Christopher Thome, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAPITAL SECURITIES LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

2/27/2020

Notary Public

MARTHA C SCHOLL
Notary Public, State of New York
No. 01SC6168196
Qualified in New York County
Commission Expires September 10, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	5,478,726
Fees receivable		2,543,317
Other assets		53,932
Total assets	$	8,075,975

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	802,722
Brokerage commissions payable		2,556,348
Due to Parent		1,664,178
Total liabilities	$	5,023,248
Member's equity		3,052,727
Total liabilities and member's equity	$	8,075,975

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

iCapital Securities, LLC (the "Company"), a wholly owned subsidiary of iCapital Network, Inc. (the "Parent"), was formed in Delaware as a limited liability company on January 23, 2014. The Company commenced operations on June 1, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 16, 2014.

The Company's revenues are based on fees charged to its clients which are in the form of administrative agent fees and placement fees. The Company conducts business in the private placement of securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - This financial statement has been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of fees receivable, revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Fees Receivable – The Company records its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off when determined to be uncollectible. At December 31, 2019, the fees receivable balance is deemed fully collectible.

Financial Instruments – The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases - The FASB issued updated guidance on lease accounting. Under the new guidance, effective January 1, 2019, lessees with operating leases are required to recognize a liability for the present value of future minimum lease payments with a corresponding asset for the right of use of the property. Under guidance effective through December 31, 2019, future minimum lease payments on operating leases are commitments that are not recognized as liabilities on the balance sheet.

The adoption has not impacted the Company as it is allocated expenses from the Parent for the use of assets in its operations. The Company has no lease agreements or legally enforceable rights to the assets used and the assets used are not distinct to the Company's operations. The expenses allocated are not within the scope of the new leases standard.

Brokerage Commissions – Instances arise where the Company incurs and accrues brokerage commissions in connection with the sale of investments in funds. In this scenario, since a written contract exists between the Company and sales representatives or unaffiliated selling group members, fees receivable are not deducted from net worth to the extent they are offset by the brokerage commission payable.

Income Taxes - The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local tax. All revenues and expenses retain their character and pass directly to the Parent's income tax returns. For the year ended December 31, 2019, management has determined that there are no uncertain income tax positions.

NOTE 3.   REVENUE FROM CONTRACTS WITH FUNDS

Revenue from contracts with funds is recognized when, or as, the Company satisfies its performance obligation by transferring the promised goods or services to funds. A good or service is transferred to a fund when, or as, the funds obtain control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the fund obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to the resolved and the amount of consideration that is susceptible to factors outside of the Company's influence such as market volatility or judgement and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with funds:

The administrative agent fee paid by each fund and/or payment from the underlying fund manager (together, the "Administrative Fees") are recorded ratably over time per contractual arrangements based on the net asset values of the funds and the value of the funds' investments in the underlying funds, respectively for which the Company provides administrative agent services. Administrative fees were approximately 0.8% on a weighted average basis. For the year ended December 31, 2019, approximately 96% of the Company's administrative fees were from two of its funds. The fees receivable from these two funds were $1,884,564 as of December 31, 2019. For the year ended December 31, 2019, retrocession fees were $1,007,180.

For Placement fees, the performance obligation is satisfied at a point in time when the transaction closes. The consideration related to these services is variable and based on net asset value per share of the shares sold over a period of time.

ICAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 4.   RELATED PARTY TRANSACTIONS

The Company serves as an administrative agent and placement agent for the funds and is paid Administrative Agent Fees for its services (see note 3). The Administrative Agent Fees for the year ended December 31, 2019 were $10,839,673, net of cap expense overages, and $1,954,566 is outstanding as of December 31, 2019.

The Company has entered into an expense sharing agreement ("Agreement") with the Parent in December 2014, which was amended effective April 1, 2019. Expenses such as payroll, rent, utilities, communications, market data, insurance, and office supplies are allocated to the Company based on monthly average payroll by department. Additionally, certain expenses, such as fund expenses, are allocated by specific identification as they are related to the Company's operations. A total of $7,330,494 was incurred for the year ended December 31, 2019 by the Company under this agreement. As of December 31, 2019, $1,664,178 is payable to Parent and $1,000,000 was settled through a non-cash capital contribution.

The Company has servicing agreements with certain shareholders of the parent company which represent financial service firms regarding revenue share agreements. Per these agreements, the administrative agent shall pay the service provider between 50% and 65% of service fees due to and received by the administrative agent.

The Company has agreed to pay a portion of certain fund expenses above a specified threshold of its funds in the amount of $607,698 for the year ended December 31, 2019, which is included in administrative fees. The Company accrues these amounts on a monthly basis and $654,249 is outstanding as of December 31, 2019, and is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. The minimum net capital is calculated as 6 2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $2,057,684 which was $1,722,801 in excess of its required net capital of $334,883. The Company's ratio of aggregate indebtedness to net capital was 2.44 to 1.

NOTE 6.   SEGMENT REPORTING

The Company only has one operating segment per its analysis under ASC 280. Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that only one reporting operating segment exists.

NOTE 7.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

Guarantee of Loan – The Parent has entered into a loan agreement, under which its subsidiaries, including the Company, are jointly and severally liable for payment of principal, interest, fees, costs, and other sums owed to the lender under the loan agreement. The Guarantee is in effect until all months under the loan agreement are paid in full; the loan is scheduled to mature in the fourth quarter of 2021. The Company's guarantee is limited to the lesser of $5 million or the maximum amount such that the expense of the guarantee would not result in the Company reporting a net capital deficiency. As of December 31, 2019, no liabilities related to this guarantee are recorded on the financial statements. Further, there are no recourse provisions that would enable the Company to recover any of the amounts paid under the guarantee.

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2019 that are material in nature.

NOTE 8.   LEGAL CONTINGENCIES

The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Contingencies are estimated and re-measured as necessary. Contingencies which qualify as covered claims are not offset until insurance proceeds are received. To the extent necessary, adjustments for accruals of possible loss contingencies are included in accounts payables and accrued expenses on the Statement of Financial Condition. At December 31, 2019, the Company does not have accruals for legal contingencies.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the issuance of the financial statements. No events have been identified that require disclosure.